UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2021 First Quarter Preliminary Operating Results

On April 22, 2021, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2021. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2021	4Q 2020	% Change Increase (Decrease) (Q to Q)	1Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	17,584,415	15,150,275	16.07	19,273,137	(8.76)
	Cumulative	17,584,415	55,680,183	—	19,273,137	(8.76)
Net operating profit	Specified Quarter	1,747,185	769,893	126.94	1,039,119	68.14
	Cumulative	1,747,185	4,615,992	—	1,039,119	68.14
Profit before income tax	Specified Quarter	1,786,497	795,156	124.67	1,019,396	75.25
	Cumulative	1,786,497	4,761,632	—	1,019,396	75.25
Profit for the period	Specified Quarter	1,285,223	576,647	122.88	738,937	73.93
	Cumulative	1,285,223	3,502,281	—	738,937	73.93
Profit attributable to shareholders of the parent company	Specified Quarter	1,270,078	577,228	120.03	729,454	74.11
	Cumulative	1,270,078	3,455,151	—	729,454	74.11

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2021	4Q 2020	% Change Increase (Decrease) (Q to Q)	1Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	8,417,046	6,987,024	20.47	9,012,039	(6.60)
	Cumulative	8,417,046	24,519,818	—	9,012,039	(6.60)
Net operating profit	Specified Quarter	951,445	503,510	88.96	832,604	14.27
	Cumulative	951,445	3,151,137	—	832,604	14.27
Profit before income tax	Specified Quarter	971,327	553,395	75.52	797,381	21.81
	Cumulative	971,327	3,131,823	—	797,381	21.81
Profit for the period	Specified Quarter	690,629	415,437	66.24	586,347	17.79
	Cumulative	690,629	2,319,519	—	586,347	17.79
Profit attributable to shareholders of the parent company	Specified Quarter	688,555	415,817	65.59	586,347	17.43
	Cumulative	688,555	2,298,195	—	586,347	17.43

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2021	4Q 2020	% Change Increase (Decrease) (Q to Q)	1Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,965,343	2,142,810	38.39	5,245,386	(43.47)
	Cumulative	2,965,343	10,055,866	—	5,245,386	(43.47)
Net operating profit (loss)	Specified Quarter	289,664	136,809	111.73	(20,808)	*
	Cumulative	289,664	578,796	—	(20,808)	*
Profit (Loss) before income tax	Specified Quarter	296,770	118,142	151.20	(16,555)	*
	Cumulative	296,770	593,236	—	(16,555)	*
Profit (Loss) for the period	Specified Quarter	222,480	88,701	150.82	(14,682)	*
	Cumulative	222,480	433,951	—	(14,682)	*
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	222,473	88,693	150.83	(14,688)	*
	Cumulative	222,473	433,926	—	(14,688)	*

Notes:

1) Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2021 first quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2) “Operating revenue” represents operating income based on KB Securities’ financial statements.
3) * indicates that a profit was recorded in the current period compared to a loss in the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 22, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer